Exhibit 3

(Information provided as of June 23, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clalit Finance and Investments Ltd.

Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel

(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Avi Shani 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Vice President Investments and Chief Economist of IDB Development

Rina Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Controller of IDB Holding and IDB Development

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.